FORTUNE VALLEY TREASURES, INC.

B1601 Dongfang Yinxiang Plaza, No.139 Liansheng Road,

Humen Town, Dongguan City, Guangdong, China | (86) 755-8696-1405

November 15, 2021

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ta Tanisha Meadows, Staff Accountant

Re:	Fortune Valley Treasures, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed April 26, 2021
File No. 0-55555

Dear Ms. Meadows:

On behalf of Fortune Valley Treasures, Inc., a Nevada corporation (the “Company”), I acknowledge receipt by the Company of the letter dated November 1, 2021 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Form 10-K for the fiscal year ended December 31, 2020 of the Company.

The Company is in the process of preparing its response to the Comment Letter. However, the Company will require additional time to respond to the Staff’s comments due to time constraints associated with the preparation and filing of its Form 10-Q for the quarter ended September 30, 2021. Accordingly, the Company respectfully requests an extension of ten business days to respond to the Comment Letter such that the Company would respond by December 1, 2021.

We are grateful for the Staff’s accommodation in this matter. Please do not hesitate to contact me with any questions you may have.

Sincerely,

/s/ Yumin Lin
Yumin Lin
Chief Executive Officer

cc:	Joel Parker, Securities and Exchange Commission
Anthony W. Basch, Esq., Kaufman & Canoles, P.C.
Yan (Natalie) Wang, Esq., Kaufman & Canoles, P.C.